ENDEAVOUR SILVER CORP.

Voting Results for Annual General Meeting of Shareholders
of Endeavour Silver Corp. (the “Company”)
Held on June 29, 2011 (the “Meeting”)

To:	All Applicable Securities Commissions

The following matters were put to vote at the Meeting and, pursuant to National Instrument 51-102, the report on the voting results is as follows:

1.	Fix Number of Directors

By a vote by way of show of hands, the number of directors of the Company was fixed at seven.

2.	Election of Directors

By a vote by way of show of hands, the following seven nominees were elected to serve as directors of the Company until the Company’s next Annual General Meeting or until their successors are duly elected or appointed:

Ricardo M. Campoy
Bradford J. Cooke
Geoffrey A. Handley
Leonard Harris
Rex J. McLennan
Mario D. Szotlender
Godfrey J. Walton

3.	Appointment of Auditor

By a vote by way of show of hands, KPMG LLP, Chartered Accountants, was appointed auditor of the Company until the Company’s next Annual General Meeting and the directors of the Company were authorized to fix the auditor’s remuneration.

4.	Adoption of Shareholder Rights Plan

By a vote by way of ballot, an ordinary resolution was passed adopting the Company’s Shareholder Rights Plan by a majority of the shareholders of the Company. In respect of all votes cast by shareholders present at the meeting in person or by proxy, 13,393,386 (72.5%) of the votes were cast for and 5,080,072 (27.5%) of the votes were cast against this resolution.